Mail Stop 3010   May 29, 2009

Ronald M. Morrison, General Counsel
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

   Re: **Impac Mortgage Holdings, Inc.**
     Preliminary Proxy Statements on Schedule 14A
     File No. 001-14100
     Filed May 11, 2009

Dear Mr. Morrison:

   We have completed our review of your Preliminary Proxy Statements on
Schedule 14A and have no further comments at this time.

             Sincerely,

             Jennifer Gowetski
             Senior Counsel

cc: Katherine J. Blair, Esquire (by facsimile)